May 12, 2026

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0303
Attention: Aisha Adegbuyi

Re:	Rhinebeck Bancorp, Inc.
Registration Statement on Form S-1 – File No. 333-294283 (the “Registration Statement”)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby join Rhinebeck Bancorp, Inc. (the “Company”) in requesting that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1, as amended, be accelerated so that it will become effective on Thursday, May 14, 2026, at 3:00 p.m., Eastern Time, or as soon thereafter as is practicable.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

/s/ Robin P. Suskind
Name: Robin P. Suskind
Title: Managing Director